Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: June 3, 2013

The following is the transcript of video recordings taken from a live presentation hosted by OfficeMax CEO Ravi Saligram and other OfficeMax executives on May 9, 2013. The video segment was posted to an OfficeMax internal website on June 3, 2013, where it was accessible by all OfficeMax Associates.

Video Transcript

Execute. Inspire. Amaze.: Associate Town Hall and Integration Planning Overview

[Bruce Besanko, EVP, Chief Financial Officer and Chief Administrative Officer, OfficeMax]

What I wanted to spend about five minutes on is integration planning.

Why are we gonna integrate? Why are we gonna plan for this integration? This is a merger of equals and it’s like a wedding. So, we’re planning our wedding. We’re having two co-equal partners come together. And so, the way to think about this, because it is a Merger of Equals, we need to plan for our integration. There’s two principle purposes to the integration process.

The first is that when the two parties come together, when OfficeMax and Office Depot come together that very first day, we want things to go smoothly so we’re gonna plan for the integration that occurs. So that on Day One that this new company exists, it’ll be a smooth transition. So that’s the first reason.

The second reason is we’ve promised, between the two companies, we promised that we would deliver 400 to 600 million dollars of synergies, of cost reductions as a consequence of the combination and so we need to be sure that we are prepared to be begin delivering on many of those synergies on Day One. And so that’s the second purpose of the integration plan, is to make sure we’re prepared to begin delivering on those synergies.

As Ravi mentioned we have a very small group of people that will be focused on the integration plan. The vast majority of all of you will not be associated or need to be involved in the integration plan. It’s a really small group of people. The vast majority of all of you will be concentrated on the most important thing that we can do and that is deliver on the 2013 EBIT budget and deliver on our promises that we put into our plans. When Ravi asked me to lead the integration effort on behalf of him and the Executive Team, the guiding principle that I was given was to be sure that none of this integration plan affects our ability to operate our businesses as an independent company. And that, so that will be the guiding principle. So there is going to be three distinct phases to the integration planning effort. The first phase which is on the left hand side in the gray box. The first phase is where we’re gonna plan the plan. It last about six to eight weeks or so. We have a third party that we’re gonna hired to help both Office Depot and OfficeMax come together and essentially plan the plan. So for the next month or month and a half we’ll be planning the plan. We’re actually going to set-up what’s called an integration management office or an IMO and that IMO will be on behalf of both parties helping with the management of the process. So, the very first step is to plan the plan. That’s on Phase I. That will actually begin next week with a few people.

The second phase is the far more important phase and that’s actually where we begin to plan the integration and that will be where we bring in a few more people into the process. So think about the integration Phase II processes as being running the IMO, preparing for Day One, getting a better understanding of the synergies and so on. So that will be Phase II. We’ve said that we’re confident that by the end of the year we would expect to close on this transaction. That’s represented by the black box there, called Closing Day. And then after that, after we are a merged entity, after we become wedded to Office Depot, then Phase III begins and that’s really the execution of the all planning we started in Phase I and Phase II. So, three distinct phases, the first phase is to plan the plan. The second phase, which lasts about six months or so, will be where we will actually get down and do a planning effort around various pieces of the businesses. And then post-close is Phase III.

So, one of the guiding principles that we have put in place because this is a Merger of Equals is that there will be two people in every box. So if you look at the very top on the left hand side we have a Steering Committee. The Steering Committee is chaired by Ravi and by Neil. Additional members of this Steering Committee are a couple of members of the Executive Team. It’ll be me, Steve and Matt and there will be other executives that we’ll bring in, of course, into the Steering Committee as necessary. But broadly the steering team is gonna be co-chaired by Ravi and by Neil. Underneath that are the integration leads. You see my name up there and also Mike Newman. Mike Newman is the CFO at Office Depot. And then underneath that we’ll be running the IMO and to assist my efforts in running the IMO and helping with the integration effort, Paul Hoelscher, from our treasury group will be assisting on our side. And so, underneath the IMO Paul will be affiliated with that. Then on the other side there’s another person by the name of Vince Pierce who’ll be on the Depot side.

So, on the right hand side as we begin to plan the plan, we’re starting to think about project management, we’re starting to think about synergies, we’re starting to think about communications and change management and certainly about talent management. And so, part of the initial phase of the work will be around getting some processes and thinking about processes for those important areas. So that’s Phase I. Two in a box is a critical point I want to make sure that you all understand. This is a co-equal marriage and so both parties will have an equal say as we begin the planning process.

Phase II is where we add in synergies and functional teams. Again, it will be small groups of people, very small groups of people. But you see there on the left hand side is the diagram I just showed you, and same on the right hand side. But then below that, in the box below, you see a number of integration teams that may be formed. There will be one for Finance and Accounting. There will be one for IT. There will be one for Supply Chain. And there may be others beyond that. But there’re going to be functional integration teams. There may be some other synergy integration teams given the levels of synergy we need to form. So those teams will be formed in Phase II. What teams will be formed will be an output from Phase I.

So the key message to leave you with: I really need all of you to remain focused on the priorities that Ravi outlined for the rest of the year. And the preeminent priority is to be sure we deliver on our budget and our EBIT budget in particular.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.